                        HEADWAY CORPORATE RESOURCES, INC.

                              SECOND LIMITED WAIVER

                  This SECOND LIMITED WAIVER (this "AGREEMENT") is dated as of April 17, 2002, and effective as of March 31, 2002 (the "Effective Date"), and is entered into by and among HEADWAY CORPORATE RESOURCES, INC., a Delaware corporation (the "COMPANY"), State Street Bank and Trust Company, N.A., a national banking association, as trustee (the "TRUSTEE"), and the holders listed on the signature pages hereof (collectively, the "HOLDERS"), and is made with reference to (i) that certain Indenture dated as of March 19, 1998, as amended to the date hereof (the "INDENTURE"), by and between the Company and the Trustee, (ii) the Increasing Rate Senior Subordinated Notes Due 2006 of the Company issued pursuant to the Indenture (the "SUBORDINATED NOTES"), (iii) the Company's Series G Convertible Preferred Stock, $0.0001 par value per share (the "PREFERRED STOCK"), and (iv) the Certificate of Designations, Preferences and Rights of the Preferred Stock, which amended the Company's Certificate of Incorporation as of September 7, 2001 (the "CERTIFICATE OF DESIGNATIONS," and, together with the Indenture, the Subordinated Notes, the Preferred Stock, the Warrants (as defined below) and the Indenture, the "GOVERNING DOCUMENTS"). The Holders are sometimes referred to herein as the "NOTEHOLDERS," in their capacity as holders of the Subordinated Notes, and are sometimes referred to herein as the "STOCKHOLDERS," in their capacity as holders of the Preferred Stock. Capitalized terms used herein without definition shall have the same meanings herein as set forth in the Indenture.


                                    RECITALS

                  WHEREAS, the Holders own beneficially and of record, all of the Subordinated Notes and the Preferred Stock;

                  WHEREAS, pursuant to the Indenture, the Trustee has been appointed as the trustee for the Noteholders with respect to the Subordinated Notes;

                  WHEREAS, the Company, the Trustee and the Holders are parties to that certain Limited Waiver and Amendment dated as of August 24, 2001 (the "FIRST LIMITED WAIVER");

                  WHEREAS, Series G Stock Events of Default (as defined in the Certificate of Designations) have occurred as a result of events of default under the Credit Agreement (the "CREDIT AGREEMENT DESIGNATED DEFAULTS");


                  WHEREAS, the Company has failed to comply with the covenants contained in Section 6(a) of the First Limited Waiver; and such failures constitute Events of Default under the Indenture and Series G Stock Events of Default (the "FIRST LIMITED WAIVER DESIGNATED DEFAULTS" and, collectively with the Credit Agreement Designated Defaults, the "DESIGNATED DEFAULTS");

                  WHEREAS, the Company has requested that the Holders waive compliance with the provisions set forth in Section 1(a) hereof for the periods described therein, and the Noteholders amend and restate the Indenture as more particularly described herein, and the Holders have agreed to do so, but only on the terms and conditions set forth herein; and

                  WHEREAS, following the execution of this Agreement, the Company will seek the approval of the holders of the Common Stock to: (i) an increase in the authorized number of shares of Common Stock to at least Eighty Million (80,000,000); and (ii) any other matters for which the receipt of the approval of the holders of the Common Stock would be necessary, appropriate or desirable in order to effectuate the transactions contemplated hereby and by the Governing Documents (collectively, the "COMMON STOCKHOLDER APPROVAL").

                  NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, the parties hereto agree as follows:

SECTION 1.        LIMITED WAIVER

          (a) Subject to the terms and conditions set forth in this Agreement and in reliance on the representations, warranties and covenants of the Company herein contained, from and after the Effective Date, the Noteholders, as to clauses (i), (ii), (iii) and (v) below, and the Stockholders, as to clauses (iv) and (v) below, hereby waive:

               (i) compliance with Section 4.21 of the Indenture (Net Worth) for the period through and including the Recap Amendment Termination Date (as defined below);

               (ii) compliance with Section 4.24 of the Indenture (Certain Consolidated Ratios) for the period through and including the Recap Amendment Termination Date;

               (iii) the payment in cash of any amounts with respect to principal, interest (but not the accrual of interest, which such accrued and unpaid interest shall also bear interest at the rate of 15.0% per annum), fees, redemption payments or other amounts payable under the Indenture and the Subordinated Notes through and including the Recap Amendment Termination Date;

               (iv) the payment in cash of any amounts with respect to the Preferred Stock, including dividends (but not the accrual of dividends, which shall continue to accumulate with interest and be added to the dividends payable for subsequent dividend accrual periods pursuant to Section 4(a) of the Certificate of Designations), fees, redemption payments or other amounts payable under the Certificate of Designations through and including the Recap Amendment Termination Date; provided, that notwithstanding anything to the contrary contained in this subsection (iv), any failure to pay dividends with respect to the Preferred Stock at any time prior to the Recap Amendment Termination Date shall be deemed to constitute a "Dividend Payment Default" for purposes of Section 11(c)(i) of the Certificate of Designations; and

               (v) the Designated Defaults.

For purposes hereof, the "RECAP AMENDMENT TERMINATION DATE" shall be the earliest of (i) June 30, 2003, or such earlier date on which the Senior Indebtedness may mature; (ii) the date on which all amounts due under the Credit Agreement shall have been paid in full in cash; (iii) the date after the date hereof on which the Credit Agreement is amended or modified in a manner that (A) increases the Base Rate, the Default Rate, the Applicable Margin (in each case, as defined in the Credit Agreement as in effect on the date hereof) or any other interest rate on the Senior Indebtedness, (B) decreases the PIK Amount (as defined in the Credit Agreement as in effect on the date hereof), (C) increases the amount of fees or other payments due to the Agent (as defined in the Credit Agreement) or any Lender (as defined in the Credit Agreement) under the Credit Agreement (other than increases made in connection with events of default under the Credit Agreement that do not exceed, in the aggregate, 0.50% of the outstanding Senior Indebtedness) or (D) in consideration of which, the Agent (as defined in the Credit Agreement) or any Lender under the Credit Agreement is issued any additional equity interest in the Company; and (iv) the acceleration of any indebtedness under the Credit Agreement or the exercise of any rights or remedies by any of the Lenders under the Credit Agreement.

Notwithstanding the foregoing, upon the occurrence of any other Event of Default or Series G Stock Event of Default (including, without limitation, the failure of the Company to comply with the provisions of Section 6 hereof) or at any time the Trustee, the Noteholders or the Stockholders, as applicable, may hereafter become aware of any other Event of Default or Series G Stock Event of Default (whether heretofore or hereafter arising), as applicable, the limited waiver set forth in Section 1(a) above shall be deemed null and void as of the date hereof (other than the provisions of Section 1(a)(iii) and (iv) above) and of no further force and effect (as if such limited waiver had never been given effect), without any necessity of demand or notice to the Company or other Person, and the Trustee, the Noteholders and the Stockholders may thereafter in their sole and absolute discretion and notwithstanding any grace or cure periods or other provisions to the contrary in the Indenture or the Certificate of Designations, as applicable, take any enforcement action and exercise any or all of their other rights, remedies and privileges under the Indenture or the Certificate of Designations, as applicable, any other instrument or agreement referred to therein, under applicable law or otherwise, with respect to any Designated Defaults or any other Series G Stock Events of Default or Events of Default.

          (b) Without limiting the generality of the provisions of Article IX of the Indenture, the limited waiver set forth in Section 1(a)(i), (ii), (iii) and (v) above shall be limited precisely as written and shall relate solely to the non-compliance by the Company with the provisions of the Indenture and/or the Subordinated Notes (as applicable) specifically set forth in clauses (i), (ii),(iii) and (v) of Section 1(a) hereof for the periods specifically referenced therein and nothing in this Agreement shall be deemed to:

               (i) constitute a waiver by the Trustee or the Noteholders with respect to the payment of interest on the Subordinated Notes, and compliance with Sections 4.21 and 4.24 of the Indenture, in any other instance or any other term, provision or condition of the Indenture or the Subordinated Notes; or

               (ii) prejudice any right or remedy that the Trustee or any Noteholder may now have or may have in the future under or in connection with the Indenture, the Subordinated Notes, any other instrument or agreement referred to therein or under applicable law.

          (c) The limited waiver set forth in Section 1(a)(iv) and (v) above shall be limited precisely as written and shall relate solely to the default by the Company under the provisions of the Preferred Stock specifically set forth in clauses (iv) and (v) of Section 1(a) hereof for the periods specifically referenced therein and nothing in this Agreement shall be deemed to:

               (i) constitute a waiver by the Stockholders with respect to the payment of dividends on the Preferred Stock, or the occurrence of any other Series G Stock Event of Default, in any other instance or any other terms, provision or condition of the Preferred Stock or the Certificate of Designations; or

               (ii) prejudice any right or remedy that the Stockholders may now have or may have in the future under or in connection with the Preferred Stock, the Certificate of Designations, any other instrument or agreement referred to therein or under applicable law.

          (d) The Noteholders reaffirm all of the terms of the Indenture, including, without limitation, Sections 10.03 and 10.08, the Lenders' rights under Section 10.02(a) of the Indenture to block any payments of any kind or character with respect to any principal, interest, fee or other amounts payable with respect to the Subordinated Notes which may be exercised at any time or from time to time hereafter upon the Company's default in payment, whether at maturity, upon any redemption, by declaration or otherwise, of any principal of the Loans (as defined in the Credit Agreement), interest thereon, fees or other Obligations (as defined in the Credit Agreement) payable under the Loan Documents (as defined in the Credit Agreement) and the Lenders' other rights, remedies and privileges under Article X of the Indenture, notwithstanding any action heretofore taken by the Lenders (including, without limitation, the issuance of a blockage notice under the terms of the Indenture), subject however to the provisions of Article X of the Indenture.


SECTION 2.        AMENDMENTS TO GOVERNING DOCUMENTS

          (a) Amendment to Subordinated Notes. Section 1 of each Subordinated
     Note is hereby amended by deleting the provision added thereto by the First Limited Waiver (which increased the interest rate payable on the Subordinated Notes to 20% per annum under certain circumstances).

          (b) Amendment to Warrants.

               (i) Each of the warrants issued to the Holders pursuant to First Limited Waiver exercisable, in the aggregate, for 1,000,000 shares of the Company's common stock, par value $0.0001 per share ("COMMON STOCK"), at an exercise price of $1.10 per share is hereby amended by reducing the exercise price thereof from $1.10 to $0.25 per share.

               (ii) Each of the warrants issued to the Holders pursuant to First Limited Waiver exercisable, in the aggregate, for 850,000 shares of Common Stock, at an exercise price of $3.05 per share is hereby amended by reducing the exercise price thereof from $3.05 to $0.25 per share.

               (iii) Each of the Holders hereby acknowledges and agrees that the issuance of the Common Stock Purchase Warrants to the Lenders pursuant to the Amended and Restated Credit Agreement (defined below) does not trigger adjustment of the aggregate number of shares of Common Stock issuable upon exercise of the warrants referenced in this subparagraph
          (b).


SECTION 3.        CONDITIONS TO EFFECTIVENESS

                  The effectiveness of this Agreement is subject to the satisfaction of all of the following conditions precedent:

          (a) On or before the date hereof, the Company shall deliver to the Trustee and each Holder the following, each, unless otherwise noted, dated as of the Effective Date:

               (i) A certificate of the Company, executed on behalf of the Company by its secretary or any assistant secretary (or equivalent), certifying as to (A) the absence of any amendments or other modifications to the organizational documents of the Company since September 7, 2001, (B) the organizational documents of the Company being in full force and effect as of the date hereof, (C) the due organization and good standing and valid existence of the Company as an entity organized under the laws of the jurisdiction of its organization, and the absence of any proceeding for the dissolution or liquidation of the Company, (D) the truth of the representations and warranties contained in this Agreement as though made on and as of the date hereof and (E) after giving effect to this Agreement, the absence of any event occurring and continuing that constitutes a Default or an Event of Default (other than one specifically waived herein);

               (ii) A certificate of the Company, executed on its behalf by its secretary or an assistant secretary (or equivalent), certifying: (A) the names and true signatures of the officers of the Company authorized to sign this Agreement and any other documents, agreements, instruments or certificates to be delivered in connection herewith; and (B) that copies of the resolutions of the board of directors of the Company authorizing the execution, delivery and performance of, this Agreement and any other documents, agreements, instruments or certificates to be delivered in connection herewith and recommending that holders of the Common Stock vote in favor of the Common Stockholder Approval are attached to such certificate and are in full force and effect without modification or amendment;

               (iii) Copies of this Agreement and each other document, agreement, instrument and certificate to be delivered in connection herewith, in each case duly executed by the Company and with respect to this Agreement, by each of the Stockholders, the Noteholders and the Trustee;

               (iv) Copies of the Amended and Restated Indenture, substantially in the form attached hereto as Exhibit A, duly executed by the Company and the Trustee;

               (viii) A voting agreement, substantially in the form attached hereto as Exhibit B, duly executed by each of the Stockholders, Gary
          S. Goldstein, Barry S. Roseman, G. Chris Andersen, Ehud D. Laska, Richard B. Salomon, Philicia G. Levinson and Alicia Lazaro;

               (ix) An opinion of counsel to the Company, in form and substance acceptable to the Holders, as to the matters described in Section 4(a)
          - 4(e) hereof and such other matters as may be reasonably requested by the Holders; and

               (x) A copy of the Amended and Restated Credit Agreement dated as of March 31, 2002 by and among the Company, Bank of America, N.A., as agent, Fleet National Bank, N.A., as co-agent, and the Lenders, substantially in the form attached hereto as Exhibit C (the "AMENDED AND RESTATED CREDIT AGREEMENT"), duly executed by each of the parties thereto, together with all agreements, instruments or documents executed or delivered in connection therewith.

          (b) The Company shall have received all necessary consents required from governmental authorities, stock exchange and self regulatory organizations for the transactions contemplated hereby.

          (c) On or before the date hereof, the Trustee and the Holders shall have received, by wire transfer in immediately available funds, reimbursement of all of their reasonable costs, fees and expenses (including, without limitation, the attorneys' fees of Swidler Berlin Shereff Friedman, LLP and Jones, Day, Reavis & Pogue, counsel to GarMark Partners, L.P., and of Carter, Ledyard & Milburn, counsel to the Trustee) in connection herewith and with the transactions and agreements contemplated hereby.


SECTION 4.        REPRESENTATIONS AND WARRANTIES

     In order to induce the Stockholders and the Noteholders to enter into this Agreement, the Company represents and warrants to each of the Holders that the following statements are true, correct and complete:

          (a) Power and Authority. The Company has all the requisite corporate power and authority to enter into this Agreement and to carry out the transactions contemplated by this Agreement.

          (b) Authorization of Agreement. The execution and delivery of this Agreement and the performance of the Company hereunder has been duly authorized by all necessary corporate action on the part of the Company.

          (c) No Conflict. The execution and delivery of this Agreement by the Company and the performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not
     (i) violate any provision of any law or any governmental (including any applicable stock exchange) rule or regulation applicable to the Company or any of its Subsidiaries, the organizational documents of the Company or any of its Subsidiaries or any order, judgment or decree of any court or other agency of government (including any applicable stock exchange) binding on the Company or any of its Subsidiaries, (ii) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any material contract, indenture, agreement or other instrument or document to which the Company or any of its Subsidiaries is a party or by which the properties or assets of the Company or its Subsidiaries are bound, (iii) result in or require the creation or imposition of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries or (iv) require any approval of stockholders or any approval or consent of any Person under any contract of the Company or any of its Subsidiaries, except for the Common Stockholder Approval and except as contemplated by the Amended and Restated Credit Agreement.

          (d) Governmental Consents. The execution and delivery of this Agreement by the Company and the performance by the Company of this

     Agreement does not and will not require any registration with, consent or approval of, or notice to, with or by, any federal, state or other governmental authority or regulatory body (including any applicable stock exchange).

          (e) Binding Obligation. This Agreement is the legally valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors generally and general principles of equity.

          (f) Absence of Default. After giving effect to this Agreement, no Default, Event of Default or Series G Event of Default exists.

          (g) Accuracy of Recitals. The Recitals to this Agreement are true and correct in all respects on and as of the date hereof, and are incorporated hereby as if fully set forth herein.

          (h) Remaining Earnout Payments. The aggregate amount of the earnout payments required to be made by the Company under that certain Stock Purchase Agreement dated as of July 31, 1998 (as amended through the date hereof, the "CARLYLE STOCK PURCHASE AGREEMENT"), by and among the Company, Mitchell D. Berman, Max DeZara, Ward P. Feste, Larry S. Loubet Trust, Jon Schultz and Larry S. Loubet, prior to giving effect to the Earnout Restructuring Agreement (as defined below) is $1,920,000. The Company has delivered to the Agent a true and correct copy of the fully executed agreement (the "EARNOUT RESTRUCTURING AGREEMENT") with respect to the Carlyle Stock Purchase Agreement providing that (i) the aggregate amount of earnout payments required to be made by the Company pursuant to the Carlyle Stock Purchase Agreement is $1,920,000 and (ii) that such amount began repayment commencing in November 2001 with a payment of $800,000 and in monthly principal payments thereafter not to exceed $100,000 per month. Such agreement remains in full force and effect and has not been modified.

          (i) Capitalization. As of the date hereof and without giving effect to this Agreement, the authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, and 5,000,000 shares of preferred stock, $0.0001 par value per share, of which 1,000 shares have been designated as the Preferred Stock pursuant to the Certificate of Designations. The outstanding capital stock of the Company consists solely of 10,914,627 shares of Common Stock and 1,000 shares of Preferred Stock. Except for the Preferred Stock, options to purchase 1,846,781 shares of Common Stock issuable under the Company's employee stock option plan and the Warrants issued pursuant to the First Limited Waiver (the "WARRANTS"), there are no options, warrants, phantom stock, stock appreciation rights or other securities that are convertible into capital stock of the Company. As of each of January 1, 2002 and April 1, 2002, the book value of the Common Stock was not more than $0.00 per share and, accordingly, pursuant to
     Section 6(b) of the Certificate of Designations, as of January 2, 2002 and April 1, 2002 the Preferred Stock was convertible into Common Stock at a per share Conversion Price of $2.75 and to $1.00, respectively, subject to the receipt of shareholder approval of an increase in the number of shares of Common Stock authorized for issuance to permit the conversion in full of the Preferred Stock.


SECTION 5.        ACKNOWLEDGMENT AND CONSENT

          (a) The Company hereby ratifies and confirms that the terms, provisions and conditions of the Indenture and the Subordinated Notes (as each is amended hereby) remain in full force and effect and the Indenture and the Subordinated Notes are enforceable in accordance with their respective terms.

          (b) The Company hereby ratifies and confirms that the terms, provisions and conditions of the Certificate of Designations remain in full force and effect and such Certificate of Designations is enforceable in accordance with its terms.

          (c) The Noteholders hereby acknowledge that, notwithstanding the delivery of any information to the Trustee pursuant to Section 6(a) hereof, the Trustee's obligations with respect to this Agreement shall be governed by Article VII of the Indenture.

          (d) The Noteholders hereby consent to the granting of registration rights to the Lenders pursuant to the Registration Rights Agreement entered into in connection with the Amended and Restated Credit Agreement.


SECTION 6.        COVENANTS

          (a) In order to induce the Holders to enter into this Agreement, the Company hereby covenants and agrees that from the Effective Date through the Recap Amendment Termination Date:

               (i) Without the prior written consent of the Required Holders, the Company shall not permit Consolidated EBITDA for the three-month period ended June 30, 2002, or any three-month period ending thereafter to be less than negative $100,000 as of the end of such three-month period.

               (ii) Without the prior written consent of the Required Holders, the Company shall not permit Consolidated EBITDA for any period set forth below to be less than the amount set forth opposite such period:


                                                  CONSOLIDATED EBITDA FOR SUCH
            MEASURED PERIOD                       PERIOD MUST NOT BE LESS THAN
            ---------------                       ----------------------------
   Three months ended June 30, 2002                          $450,000

   Six months ended September 30, 2002                       $1,575,000
   Nine months ended December 31, 2002                       $2,925,000
   Twelve months ended March 31, 2002                        $4,950,000

               (iii) Without the prior written consent of the Required Holders, the Company shall not permit Capital Expenditures for the portion of the applicable Fiscal Year ending on the applicable date set forth below to be greater than the amount set forth opposite such date:


                                     MAXIMUM CONSOLIDATED YTD
 YTD PERIOD ENDED:               CAPITAL EXPENDITURES CANNOT EXCEED:
 ----------------                ----------------------------------
June 30, 2002                                  $976,800
September 30, 2002                           $1,256,200
December 31, 2002                            $1,394,800
March 31, 2003                                 $630,300
June 30, 2003                                  $882,200

               (iv) Not later than the last Business Day of each Fiscal Year, the Company shall deliver to the Trustee and each Holder a capital and operating expense budget (the "BUDGET") and consolidated financial projections prepared by management for the Company and its Subsidiaries for the next Fiscal Year, prepared in accordance with GAAP applied on a Consistent Basis including balance sheets, income statements and statements of cash flows (to include separate forecasts for Capital Expenditures by the Company and EBITDA by each direct Subsidiary of the Company) and a reasonably detailed explanation of any underlying assumptions with respect thereto, on a quarterly basis for the current Fiscal Year and on an annual basis for the next succeeding two years; provided, however, that if at any time during such next Fiscal Year, management of the Company determines that the financial projections no longer accurately reflect the projected financial results for such Fiscal Year, as soon as practicable, provide to the Trustee and each Holder revised consolidated forecasts for such Fiscal Year.

               (v) As soon as practicable and in any event within twenty (20) days following the end of each Fiscal Month, the Company shall deliver to the Trustee and each Holder an accounts receivable aging report in form and detail substantially similar to that furnished to the Holders prior to the Effective Date.

               (vi) As soon as available, and in any event not later than the tenth calendar day after the end of the month of June 2002 and each month thereafter, the Company shall deliver to the Trustee and each Holder, with respect to such preceding month, such financial information and projections and reports described on Schedule 6(a)(vi) annexed hereto, prepared in a manner and in a form satisfactory to the Required Holders, together with such other information as may be reasonably requested from time to time by the Trustee or the Required Holders (it being understood and agreed that the delivery of any or all of such financial information and projections shall not be deemed to be an amendment or other modification of the Budget).

               (vii) As soon as available, and in any event not later than the last Business Day of each week after the date hereof, the Company shall deliver to the Trustee and each Holder the financial reports described on Schedule 6(a)(vii) annexed hereto, prepared in a manner and in a form satisfactory to the Required Holders together with such other information as may be reasonably requested from time to time by the Trustee or the Required Holders (it being understood and agreed that the delivery of any or all of such financial information and projections shall not be deemed to be an amendment or other modification of the Budget).

               (viii) As soon as practical and in any event within 30 days after the end of each calendar month, the Company shall deliver to the Trustee and each Holder (i) consolidated and consolidating balance sheets of the Company and its Subsidiaries as at the end of such month, and the related consolidated and consolidating statements of income and stockholders' equity and related consolidated statement of cash flows for such month in each case setting forth in comparative form consolidated figures from the consolidated statements of income and stockholders' equity for the corresponding month of the preceding Fiscal Year and accompanied by a certificate of an Authorized Representative to the effect that such financial statements present fairly the financial position of the Company and its Subsidiaries as of the end of such month and the results of their operations and the changes in their financial position for such month, in conformity with the standards set forth in GAAP with respect to interim financial statements, and (ii) a certificate of an Authorized Representative containing computations for such month, and if such month is the last month of a Fiscal Quarter, for such Fiscal Quarter comparable to that required pursuant to Section 4.08(a)(ii) of the Indenture and demonstrating compliance with Sections 6(a)(i),(ii) and (iii) hereof, as applicable.

               (ix) Promptly upon receipt, the Company shall deliver to the Trustee and each Holder copies of all written proposals and summaries of all oral proposals from time to time received regarding the purchase of assets of Company or its Subsidiaries, or refinancing of the Obligations (as defined in the Credit Agreement), and the Trustee and the Holders shall have access to the personnel of the investment bank or intermediary working for or on behalf of the Company to discuss, among other things, the status of Company's efforts to sell assets or refinance the Obligations.

               (x) Promptly, from time to time, the Company shall deliver or cause to be delivered to the Trustee and each Holder such other information regarding the Company's and any Subsidiary's operations, business affairs and financial condition as the Trustee or such Holder may reasonably request.

               (xi) The Company shall permit, from time to time, any person designated by the Trustee or any Holder to visit and inspect any of the properties, corporate books and financial reports of the Company or any Subsidiary and to discuss its affairs, finances and accounts with its principal officers and independent certified public accountants, and to audit controls and systems of the Company and the Guarantors, all at reasonable times, and with reasonable prior notice to the Company and at the expense of the Company; provided however, following the occurrence and during the continuation of any Default or Event of Default, such visits or inspections at the expense of the Company shall be unlimited. The Company shall, and shall cause its Subsidiaries to, cooperate with and give full and complete access and make available to the Trustee and the Holders and their respective representatives retained from time to time, on a daily basis, the books and records of the Company and its Subsidiaries and other information relating to the business or financial affairs of the Company and its Subsidiaries (including, without limitation, agreements and documents pertaining to any receivables or payables), and the operating management of the Company and its Subsidiaries shall meet, upon request, with the Trustee or any Holder and their respective representatives to discuss, among other things, the financial and operating performance and business plans of the Company and its Subsidiaries. The Company shall, and shall cause its Subsidiaries to, give full and complete access to such other information as the Trustee or any Holder or their respective representatives may reasonably request from time to time, and shall cooperate and consult with, and provide to the Trustee and the Holders and such representatives all such information. Without limiting the generality of the foregoing, the Company shall, and shall cause its Subsidiaries to, permit the Trustee, the Holders and any of their respective auditors, examiners, consultants or other representatives from time to time, in the sole discretion of the Trustee or the Holders (which, in any event, may be at least once every 60 days), to conduct audits and reviews, including, without limitation, verification, inspection and examination of the accounts payable, controls and systems of the Company and its Subsidiaries, at the sole cost and expense of the Company and which costs and expenses shall be deemed "Obligations" under the Indenture and shall be reimbursable on demand.

               (xii) The Company shall not make any Restricted Payment (as defined in the Indenture).

               (xiii) As promptly as possible, the Company shall take all actions reasonably necessary to obtain the Common Stockholder Approval. The Company shall provide the Holders with at least ten (10) Business Days prior written notice of the record date with respect to the stockholder meeting at which the Common Stockholder Approval shall be sought. The Company shall file with the SEC the proxy statement to be distributed in connection with the Common Stockholder Approval (the "PROXY STATEMENT") no later than May 15, 2002. The stockholder meeting at which the Common Stockholder Approval shall be sought will be held no later than July 15, 2002; provided, however, that the foregoing deadline shall be extended by one day for each day that the period of time during which the SEC reviews the Proxy Statement exceeds 30 days. The Company shall deliver to the Holders, at least five (5) Business Days prior to the filing thereof and no more than two (2) Business Days after the filing thereof, copies of all filings made with the SEC with respect to the Common Stockholder Approval and, no more than two
          (2) Business Days after receipt thereof, copies of all correspondence received by the Company with respect to such filings.

               (xiv) Within five (5) days of the Recap Amendment Termination Date, the Company shall pay to the Holders a restructuring fee in an aggregate amount equal to the product of (a) 0.50% and (b) all amounts then owing on the Subordinated Notes and the Preferred Stock, including (without limitation) the principal and any accrued and unpaid interest on the Subordinated Notes, and the aggregate liquidation preference of, and any accrued and unpaid dividends, on the Preferred Stock.

               (xv) Without the prior written consent of the Required Holders, the Company shall not enter into, with any executive officer of the Company, any agreement, plan or other arrangement regarding compensation that is less beneficial to the Company and its stakeholders with respect to costs and benefits (taking into account the timing and duration of such costs and benefits) than the compensation package set forth on the summary of terms delivered by the Company to the Holders contemporaneously with the execution of this Agreement and further described in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, which is to be filed with the SEC following the execution of this Agreement.

               (xvi) Neither the Company nor any of its Subsidiaries shall transfer cash or other assets (by means of loan, equity contribution or otherwise) to its affiliated operations in Hong Kong, Tokyo, Singapore or Sydney, Australia at any time after such operations report EBITDA negative by $550,000 or more for any period after the Effective Date.

               (xvii) The Company shall deliver to the Trustee and each Holder, within ten (10) days after the end of each calendar month, a certificate of an Authorized Representative stating Eligible Receivables (as defined in the Amended and Restated Credit Agreement) of the Company as of the end of such preceding calendar month.

          (b) In order to induce the other parties hereto to enter into this Agreement, each Stockholder, severally and not jointly, hereby covenants and agrees as follows:

               (i) Prior to the record date with respect to the meeting at which Common Stockholder Approval is sought, such Stockholder shall exercise its Warrants in full through surrender of Preferred Stock, Subordinated Notes and/or any in any other manner permitted under the terms of the Warrants and will vote all shares of Common Stock owned by it in favor of the Common Stockholder Approval.

               (ii) Each Stockholder understands (based solely on representations and warranties of the Company) that approximately 650,000 authorized and unissued shares of Common Stock are currently unreserved and free of preemptive rights, and will be reserved by the Company in order to facilitate the exercise, in part, of the warrants granted to the Lenders pursuant to the Amended and Restated Credit Agreement. The foregoing shall in no event be deemed to be a representation or warranty by such Shareholder as to the facts set forth above.

               (iii) In connection with the execution of the Amended and Restated Credit Agreement, 600,000 of the shares of Common Stock reserved for issuance upon the conversion of the Preferred Stock have been released from such reservation in order to be reserved by the Company to facilitate the exercise, in part, of the warrants granted to the Lenders pursuant to the Amended and Restated Credit Agreement (the "Senior Lender Reserved Shares") and, until the Common Stockholder Approval is obtained or the warrants issued to the Lenders are otherwise no longer outstanding, no Stockholder shall convert shares of Preferred Stock to the extent that such conversion would require the issuance of any of the Senior Lender Reserved Shares. The Senior Lender Reserved Shares are in addition to the approximately 650,000 shares referred to in Section 6(b)(ii) above.


SECTION 7.        RELEASE

     The Company, on behalf of itself, and each of its Subsidiaries (collectively, the "RELEASORS") hereby releases, remises, acquits and forever discharges the Trustee, each Stockholder, Noteholder and each of their respective employees, agents, representatives, consultants, attorneys, fiduciaries, servants, officers, directors, partners, predecessors, successors and assigns, subsidiary corporations, parent corporations, related corporate divisions, participants and assigns (all of the foregoing hereinafter called the "RELEASED PARTIES"), from any and all actions and causes of action, judgments, executions, suits, debts, claims, demands, liabilities, obligations, setoffs, recoupments, counterclaims, defenses, damages and expenses of any and every character, known or unknown, suspected or unsuspected, direct and/or indirect, at law or in equity, of whatsoever kind or nature, whether heretofore to hereafter arising, for or because of any matter or things done, omitted or suffered to be done by any of the Released Parties prior to and including the date of execution hereof, and in any way directly or indirectly arising out of or in any way connected to this Agreement, the Indenture, the Preferred Stock or the administration or enforcement of any of such documents (all of the foregoing hereinafter called the "RELEASED MATTER"). Each Releasor acknowledges that the agreements in this Section 7 are intended to be in full satisfaction of all or any alleged injuries or damages suffered or incurred by such Releasor arising in connection with the Released Matters and constitute a complete waiver of any right of setoff or recoupment, counterclaim or defense of any nature whatsoever which arose prior the Amendment Effective Date. Each Releasor represents and warrants that it has no knowledge of any claim by it against the Released Parties or of any facts, or acts or omissions of the Released Parties which on the date hereof would be the basis of a claim by the Releasors against the Released Parties which is not released hereby. Each Releasor represents and warrants that it has not purported to transfer, assign, pledge or otherwise convey any of its rights, title or interest in any Released Matter to any other person or entity and that the foregoing constitutes a full and complete release of all Released Matters. Releasors have granted this release freely, and voluntarily and without duress.

SECTION 8.        MISCELLANEOUS

          (a) Effect on the Indenture and Certificate of Designations of the Preferred Stock. Except as specifically set forth in Section 1(a), the execution, delivery and performance of this Agreement shall not constitute a waiver of any provision of, or operate as a waiver of any right, power or remedy, or be construed as a consent, approval or authorization of the Trustee or any Noteholder under, the Indenture or any Stockholder under the Certificate of Designations. If the Company shall breach or otherwise be in default of or in non-compliance with any covenant, agreement, representation, warranty or other provision contained herein, such breach, default or noncompliance shall be deemed an "Event of Default" for purposes hereof and under the Indenture and the Certificate of Designations.

          (b) Severability. In case any provision in or obligation under this Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

          (c) Headings. Section and subsection headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose or be given any substantive effect.

          (d) Applicable Law. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK (INCLUDING WITHOUTH LIMITATION SECTION 5-1401 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK), WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES.

          (e) Waiver of Jury Trial and Consequential and Special Damages. (i) EACH OF THE PARTIES TO THIS AGREEMENT HEREBY AGREES TO WAIVE ITS RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS OR ANY DEALINGS BETWEEN THEM RELATING TO THE SUBJECT MATTER OF THIS AGREEMNT AND
     (ii) THE BOROWER WAIVES ANY CLAIM AGAINST THE TRUSTEE OR THE HOLDERS FOR CONSEQUENTIAL OR SPECIAL DAMAGES RESPECTING THIS AGREEMENT OR THE TRANSACTIONS CONTEMPATED HEREUNDER. The scope of this waiver is intended to be all encompassing of any and all disputes that may be filed in any court and that relate to the subject matter of this transaction, including contract claims, tort claims, breach of duty claims and all other common law and statutory claims. Each party hereto acknowledges that this waiver is a material inducement to enter into a business relationship, that each has already relied on this waiver in entering into this Agreement, and that each will continue to rely on this waiver in their related future dealings. Each party hereto further warrants and represents that it has reviewed this waiver with its legal counsel and that it knowingly and voluntarily waives its jury trial rights following consultation with legal counsel. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING (OTHER THAN BY A MUTUAL WRITTEN WAIVER SPECIFICALLY REFERRING TO THIS SECTION 8(e)). In the event of litigation, this Agreement may be filed as a written consent to a trial by the court.

          (f) No Third Party Beneficiaries. No Person other than the parties hereto and with respect to Section 7 hereof, the Released Parties, shall be entitled to claim any right or benefit under this Agreement, including, without limitation, the status of third party beneficiary of this Agreement and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

          (g) No Commitments for Additional Waivers; Legal Advice. The Company acknowledges and affirms that, except as expressly set forth in Section 1(a), the Trustee and the Holders are not committing or offering any waiver or any other accommodations of any nature whatsoever and the Company agrees to conduct its affairs accordingly. Without limiting the generality of the foregoing, the Company will not claim that any prior action or course of conduct by the Trustee or any Holder constitutes an agreement or obligation to continue such action or course of conduct in the future. The Company acknowledges that the Trustee and the Holders have no commitment to grant any other waiver or accommodation to the Company.

          The Company represents to the Holders that it has entered into this Agreement freely and voluntarily, without coercion, duress, distress or undue influence and that it has received legal advice from counsel of its choice in connection with the negotiation, drafting, meaning and legal significance of this Agreement and that it is satisfied with its legal counsel and the advice received from it. Should any provision of this Agreement require judicial interpretation, it is agreed that a court interpreting or construing the same shall not apply a presumption that the terms hereof or thereof shall be more strictly construed against any party by reason of the rule of construction that a document is to be construed more strictly against the party who itself or through its agent prepared the same.

          (h) Integration. This Agreement sets forth the entire understanding and agreement of the parties hereto in relation to the subject matter hereof and supersedes any prior negotiations and agreements among the parties relative to such subject matter. No promise, condition, representation or warranty, express or implied, not herein set forth shall bind any party hereto, and not one of them has relied on any such promise, condition, representation or warranty. Each of the parties hereto acknowledges that, except as in this Agreement otherwise expressly stated, no representations, warranties or commitments, express or implied, have been made by any party to the other. None of the terms or conditions of this Agreement may be changed, modified, waived or canceled orally or otherwise, except as provided in the Indenture.

          (i) Survival. All representations, warranties, covenants, agreements, undertakings and waivers of the Company contained herein shall survive and be applicable until the payment in full in cash of all of the Obligations.

          (j) Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument; signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are physically attached to the same document.

          (k) Stockholders. Any reference herein to approval by, or notice from, the Stockholders shall mean the approval of the Stockholders in the manner contemplated by Section 11(a) of the Certificate of Designations.

          (l) Further Assurances. Each party hereto shall perform such further acts and execute such further documents as may be required to carry out the intent and/or provisions of this Agreement and the Governing Documents.

                  IN WITNESS WHEREOF, the parties hereto have cause this Amendment to be duly executed and delivered by their respective officers thereunto duly authorized as of the date first written above.


                                   HEADWAY CORPORATE RESOURCES, INC.



                                   By: /s/  Barry S. Roseman
                                       -----------------------------------------
                                   Name:  Barry S. Roseman
                                   Title:  President and Chief Operating Officer




   (Signature page to Headway Corporate Resources, Inc. Second Limited Waiver)

GARMARK PARTNERS, L.P.                  BANC OF AMERICA
                                        SECURITIES LLC, SUCCESSOR IN INTEREST TO
                                        NATIONSBANC MONTGOMERY SECURITIES, LLC



By: /s/  E. Garrett Bewkes              By: /s/ illegible
    ----------------------------            ------------------------------
Name:  E. Garrett Bewkes                Name:   illegible
Title:  Managing Principal              Title:



MOORE GLOBAL INVESTMENT, LTD.           REMINGTON INVESTMENT
                                        STRATEGIES, L.P.


By: /s/  Anthony Gallagher              By: /s/  Anthony Gallagher
    ----------------------------            ------------------------------
Name:  Anthony Gallagher                Name:  Anthony Gallagher
Title:  Director of Operations          Title:  Director of Operations




STATE STREET BANK AND TRUST
COMPANY, N.A., AS TRUSTEE



By: /s/  Ward A. Spooner
    ----------------------------
Name:  Ward A. Spooner
Title:  Vice President